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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

DIGITAL LIGHTWAVE, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
253855 10 0
(CUSIP Number)
LOUIS D. SOTO, ESQ.
ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	253855 10 0

1	NAMES OF REPORTING PERSONS: DR. BRYAN J. ZWAN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		232,722,523

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		232,722,523

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	91.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	Based on 255,464,346 shares outstanding. Such amount equals the sum of 35,241,831 shares of the Issuer’s Common Stock outstanding as of November 7, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on November 7, 2006), plus 220,222,515 shares of the Issuer’s Common Stock issued to Optel (as defined below) upon its conversion of the Note (as defined below) on January 4, 2007.

CUSIP No.	253855 10 0

1	NAMES OF REPORTING PERSONS: ZG NEVADA LIMITED PARTNERSHIP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	NAVADA

	7	SOLE VOTING POWER:

NUMBER OF		11,518,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,518,750

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,518,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[2]	Based on 255,464,346 shares outstanding. Such amount equals the sum of 35,241,831 shares of the Issuer’s Common Stock outstanding as of November 7, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on November 7, 2006), plus 220,222,515 shares of the Issuer’s Common Stock issued to Optel (as defined below) upon its conversion of the Note (as defined below) on January 4, 2007.

CUSIP No.	253855 10 0

1	NAMES OF REPORTING PERSONS: ZG NEVADA, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	NAVADA

	7	SOLE VOTING POWER:

NUMBER OF		11,518,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,518,750

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,518,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

[3]	Based on 255,464,346 shares outstanding. Such amount equals the sum of 35,241,831 shares of the Issuer’s Common Stock outstanding as of November 7, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on November 7, 2006), plus 220,222,515 shares of the Issuer’s Common Stock issued to Optel (as defined below) upon its conversion of the Note (as defined below) on January 4, 2007.

CUSIP No.	253855 10 0

1	NAMES OF REPORTING PERSONS: OPTEL CAPITAL, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		221,203,773

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		221,203,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	221,203,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	86.6%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

[4]	Based on 255,464,346 shares outstanding. Such amount equals the sum of 35,241,831 shares of the Issuer’s Common Stock outstanding as of November 7, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on November 7, 2006), plus 220,222,515 shares of the Issuer’s Common Stock issued to Optel (as defined below) upon its conversion of the Note (as defined below) on January 4, 2007.

CUSIP No.	253855 10 0

1	NAMES OF REPORTING PERSONS: AL ZWAN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		221,203,773

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		221,203,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	221,203,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	86.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

[1]	Based on 255,464,346 shares outstanding. Such amount equals the sum of 35,241,831 shares of the Issuer’s Common Stock outstanding as of November 7, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on November 7, 2006), plus 220,222,515 shares of the Issuer’s Common Stock issued to Optel (as defined below) upon its conversion of the Note (as defined below) on January 4, 2007.

ITEM 1: SECURITY AND ISSUER
     This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Digital Lightwave, Inc. (the “Issuer”). This Amendment No. 13 amends Amendment No. 12 to Schedule 13D filed by Dr. Zwan, ZG Nevada Limited Partnership, ZG Nevada, Inc. and Optel Capital, LLC (the “Reporting Persons”) with the Securities and Exchange Commission on October 27, 2006 (“Amendment No. 12”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 11. The Principal executive offices of the Issuer is 5775 Rio Vista Drive, Clearwater, Florida 33760.
ITEM 2: IDENTITY AND BACKGROUND
     Item 2 of Amendment No. 12 is hereby amended and restated in its entirety as follows:
     “(A, B, C and F) This Amendment is being filed by (i) Dr. Bryan J. Zwan, (ii) ZG Nevada Limited Partnership, a limited partnership formed under the laws of the State of Nevada (“ZG Partnership”), (iii) ZG Nevada, Inc., a Nevada corporation (“ZG Inc.”), (iv) Optel Capital, LLC, a Delaware limited liability company (“Optel”) and (v) Al Zwan. ZG Inc. is the sole general partner of ZG Partnership, and Dr. Zwan is the sole limited partner of ZG Partnership. Dr. Zwan is the sole shareholder, President and a director of ZG Inc. Dr. Zwan is the sole unitholder of Optel. Al Zwan is the President of Optel.
     Dr. Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq. Dr. Zwan’s principal occupation is Chairman of the Issuer. Dr. Zwan is a United States citizen. The principal business of ZG Partnership is investing. The principal office of ZG Partnership is 101 Convention Center, Suite 850, Las Vegas, Nevada, 89109. The principal business of ZG Inc. is investing. The principal office of ZG Inc. is 101 Convention Center, Suite 850, Las Vegas, Nevada, 89109. The principal business of Optel is investing. The principal office of Optel is 3000 Bayport Drive, Suite 800, Tampa, Florida 33607. Al Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq. Al Zwan’s principal occupation is President of Optel. Al Zwan is a United States citizen.
     (D and E) On March 29, 2000, the Securities and Exchange Commission (“SEC”) filed a complaint in the U.S. District Court for the Middle District of Florida alleging that Dr. Zwan violated Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rules 10b-5 and 13b2-2 thereunder, and that he aided and abetted the Issuer’s alleged violations of Sections 13(a) and 13(b)(2) of the Exchange Act, and Rules 13a-13 and 12b-20 thereunder. On October 23, 2001, as part of a settlement between Dr. Zwan and the SEC, the U.S. District Court for the Middle District of Florida entered a judgment prohibiting Dr. Zwan from violating certain “books and records” provisions of the federal securities laws, and imposing a civil penalty of $10,000. Pursuant to the settlement, the SEC dismissed, with prejudice, all allegations that Dr. Zwan had engaged in fraudulent conduct, and Dr. Zwan consented to the entry of the judgment without admitting or denying the SEC’s remaining allegations.
     Except as noted in this subsection, during the last five years, none of Dr. Zwan, ZG Partnership, ZG Inc., Optel nor Al Zwan (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.”
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On September 16, 2004, Issuer issued Optel a Secured Convertible Promissory Note (the “Note”) in the original principal amount of $27 million, plus then outstanding accrued interest of approximately $2 million, in connection with the restructuring of outstanding loans made by Optel to the Issuer and the advance of certain new advances to the Issuer. The aggregate principal and accrued interest amounts owed under the Note were convertible into Common Stock of the Issuer at the option of Optel at a conversion price based on the average trading price of the Common Stock during the five-day period preceding the date of any conversion (the “Applicable Conversion Price”). A copy of the Note is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.
     As of January 4, 2007, the aggregate outstanding principal and accrued interest under the Note was approximately $34,751,113 and the Applicable Conversion Price was approximately $0.1578. In accordance with the terms of the Note, on January 4, 2007 Optel converted the entire outstanding principal and accrued interest under the Note into an aggregate of 220,222,215 shares of the Issuer’s Common Stock.”

ITEM 4. PURPOSE OF THE TRANSACTION
     Item 4(a) is supplementally amended to include the following:
     “(T) On September 16, 2004, Issuer issued Optel a Secured Convertible Promissory Note (the “Note”) in the original principal amount of $27 million, plus then outstanding accrued interest of approximately $2 million, in connection with the restructuring of outstanding loans made by Optel to the Issuer and the advance of certain new advances to the Issuer. The aggregate principal and accrued interest amounts owed under the Note were convertible into Common Stock of the Issuer at the option of Optel at any time at a conversion price based on the average trading price of the Common Stock during the five-day period preceding the date of any conversion (the “Applicable Conversion Price”). A copy of the Note is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.
     As of January 4, 2007, the aggregate outstanding principal and accrued interest under the Note was approximately $34,751,113 and the Applicable Conversion Price was approximately $0.1578. In accordance with the terms of the Note, on January 4, 2007 Optel converted the entire outstanding principal and accrued interest under the Note into an aggregate of 220,222,215 shares of the Issuer’s Common Stock.”
ITEM 5. INTEREST IN SECURITIES OF ISSUER
     The following sections of Item 5 are hereby amended and restated in their entirety as follows:
     “(a) Dr. Zwan may be deemed to be the beneficial owner of 232,722,523 shares (including 220,222,215 shares issued to Optel upon conversion of the Note described above) or approximately 91.1% of the outstanding shares of Common Stock. Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 11,518,750 shares or approximately 4.5% of the outstanding shares of Common Stock. Optel may be considered beneficially to own 221,203,773 shares of the Issuer’s Common Stock (including 220,222,515 shares issued to Optel upon conversion of the Note described above) or approximately 86.6% of the outstanding shares of Common Stock. Al Zwan may be considered beneficially to own 221,203,773 shares of the Issuer’s Common Stock (including 220,222,515 shares issued to Optel upon conversion of the note described above) or approximately 86.6% of the outstanding shares of Common Stock.
     “(b) Number of shares as to which each of Dr. Zwan, ZG Nevada Limited Partnership, ZG Nevada, Inc., Optel and Al Zwan has (1):
(i)	Sole power to vote or direct the vote: Dr. Zwan has sole power to vote or direct the vote of 232,722,523 shares (including 220,222,515 shares issued to Optel upon conversion of the Note described above) or approximately 91.1% of the outstanding shares of Common Stock. Each of ZG Partnership and ZG Inc. has sole power to vote or direct the vote of 11,518,750 shares of Common Stock or approximately 4.5% of the outstanding shares of Common Stock.

(ii)	Shared power to vote or direct the vote: Optel has shared power to vote or direct the vote of 221,203,773 (including 220,222,515 shares issued to Optel upon conversion of the Note described above) or approximately 86.6% of the outstanding shares of Common Stock. Al Zwan(2) has shared power to vote or direct the vote of 221,203,773 (including 220,222,515 shares issued to Optel upon conversion of the Note described above) or approximately 86.6% of the outstanding shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of: Dr. Zwan has sole power to dispose or to direct the disposition of 232,722,523 (including 220,222,515 shares issued to Optel upon conversion of the Note described above) or approximately 91.1% of the outstanding shares of Common Stock. Each of ZG Partnership and ZG Inc. has sole power to dispose or direct the disposition of 11,518,750 shares of Common Stock or approximately 4.5% of the outstanding shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition: Optel has shared power to dispose or to direct the disposition of 221,203,773 shares (including 220,222,515 shares issued to Optel upon conversion of the Note described above) or approximately 86.6% of the outstanding shares of Common Stock. Al Zwan(2) has shared power to dispose or to direct the disposition of 221,203,773 shares (including 220,222,515 shares issued to Optel upon conversion of the Note described above) or approximately 86.6% of the outstanding shares of Common Stock.

(1)     The percentage holdings of the Reporting Persons set forth herein are based on 255,464,346 shares outstanding. Such amount equals the sum of 35,241,831 shares of the Issuer’s Common Stock outstanding as of November 7, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on November 7, 2006), plus 220,222,515 shares of the Issuer’s Common Stock issued to Optel upon its conversion of the Note on January 4, 2007.
(2)     Al Zwan is the President of Optel. By reason of such relationship, Al Zwan may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Optel and Dr. Zwan. Al Zwan disclaims beneficial ownership of such shares.”
     “(c) Transactions not previously reported on Schedule 13D:
     The information set forth in Item 4(a)(T) is incorporated herein by reference.”

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2007	BRYAN J. ZWAN
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan

Dated: January 8, 2007	ZG NEVADA LIMITED PARTNERSHIP
By: ZG Nevada, Inc., as General Partner
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: January 8, 2007	ZG NEVADA, INC.
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: January 8, 2007	OPTEL CAPITAL, LLC
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 8, 2007	AL ZWAN
	By:	/s/ Al Zwan
		Name:	Al Zwan

EXHIBIT INDEX

Exhibit
Number	Description
1.	Joint Filing Agreement between Dr. Bryan J. Zwan, ZG Nevada Limited Partnership, ZG Nevada, Inc., Optel Capital, LLC and Al Zwan.

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment No. 13 to Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, $0.0001 par value, of Digital Lightwave, Inc.
     This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: January 8, 2007	BRYAN J. ZWAN
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan

Dated: January 8, 2007	ZG NEVADA LIMITED PARTNERSHIP
By: ZG Nevada, Inc., as General Partner
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: January 8, 2007	ZG NEVADA, INC.
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: January 8, 2007	OPTEL CAPITAL, LLC
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 8, 2007	AL ZWAN
	By:	/s/ Al Zwan
		Name:	Al Zwan